Meeting of Stockholders - Voting Results

On April 27, 2012, the Fund held its Annual Meeting of Stockholders to consider the proposals set forth below. The following votes were recorded:

Proposal 1: Election of Directors.

Election of Joel W. Looney as Director of the Fund

(both common  and preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
Affirmative	3,725,067	91.18%
Withheld	360,412	8.82%
TOTAL	4,085,479	100.00%

Election of Susan L. Ciciora as Director of the Fund

(only preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
Affirmative	116	95.87%
Withheld	5	4.13%
TOTAL	121	100.00%

Election of Steven K. Norgaard as Director of the Fund

(only preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
Affirmative	116	95.87%
Withheld	5	4.13%
TOTAL	121	100.00%